KPMG
P. O. Box 4150
Honolulu, HI 96812-4150






                              Accountants' Consent

The Board of Directors
Cyanotech Corporation

We consent to incorporation by reference in the Registration Statement on Form S-8 of Cyanotech Corporation, registering 400,000 shares of common stock, of our report dated May 5, 2000, relating to the consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 2000, and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000, which report is included in the 2000 annual report on Form 10-K of Cyanotech Corporation. We also consent to incorporation by reference of our report dated May 5, 2000, relating to the financial statement schedule of Cyanotech Corporation and subsidiaries for the three-year period ended March 31, 2000, which report is included in said Form 10-K.


KPMG LLP
Honolulu, Hawaii
July 28, 2000